UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

José Domínguez Abascal

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,568,646*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,568,646*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,568,646*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.48%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of March 1, 2016 as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 1, 2016.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,568,646*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,568,646*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,568,646*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.48%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of March 1, 2016 as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 1, 2016.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,568,646*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,568,646*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,568,646*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.48%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of March 1, 2016 as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 1, 2016.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,568,646*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,568,646*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,568,646*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.48%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of March 1, 2016 as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 1, 2016.

This Amendment No. 7 (“Amendment No. 7”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed on October 29, 2015 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13 (“Amendment No. 5”)  and the Amendment No. 6 to the Original Schedule 13D filed on December 31, 2015 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”) and is jointly filed by the Reporting Persons (as defined in the Original Schedule 13D) with respect to the ordinary shares of Abengoa Yield plc, nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 7 amends the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 as specifically set forth herein.

This Amendment No. 7 is being filed to disclose a new secured financing agreement and amendments to certain of ACI’s existing secured financing agreements and related security agreements. As of the date of hereof and, following execution of the security agreements described below, ACI will have pledged an aggregate of 39,530,843 Ordinary Shares of the Issuer as security for its borrowings under secured financing agreements, each as described under Item 6 below.

Item 5. Interest in Securities of the Issuer.

As a result of the Exchangeable Settlement, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of March 24, 2016, ACI is the direct beneficial owner of 41,568,646 Ordinary Shares and the Reporting Persons beneficially own 41.48% of the Ordinary Shares.

The following persons listed on Schedule A beneficially own the number of Ordinary Shares of the Issuer indicated: Ricardo Hausmann (280 Ordinary Shares), Jesus Garcia Quilez (3,900 Ordinary Shares) and Alfonso González Domińguez (4,690 Ordinary Shares).

(b)   As of March 24, 2016, Abengoa, Abengoa Concessions and Abengoa Solar through their ownership of ACI, may be deemed to share voting and dispositive power over the 41,568,646 Ordinary Shares beneficially owned by ACI.

(c)   Except for the Exchangeable Settlement, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions in the Ordinary Shares during the past sixty days.

(d)   Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the headings “Exchangeable Notes,” “Secured Term Facility Agreement” and “Secured Financing Agreements” with the paragraphs below.

Exchangeable Notes

On February 26, 2015, Abengoa sold an aggregate of $279,000,000 principal amount of 5.125% Exchangeable Notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of the holders of the Exchangeable Notes, for Ordinary Shares that are beneficially owned by the Reporting Persons. The Exchangeable Notes were issued by Abengoa pursuant to a fiscal agency agreement dated March 5, 2015 between Abengoa and Citibank N.A., London Branch (the “Fiscal Agency Agreement”). As of the date hereof, Abengoa has delivered an aggregate of 7,584,656 Ordinary Shares to holders that exercised their option to exchange Exchangeable Notes. As of March 24, 2016, there were 27,459.37 Ordinary Shares subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes.

Secured Term Facility Agreement

On October 22, 2015, ACI entered into a Secured Term Facility Agreement (the “TCL Facility Agreement”) with Talos Capital Limited (“TCL”), pursuant to which it is required to enter into related security documents (collectively, the “TCL Loan Documents”). ACI is entitled to borrow up to $130,000,000 (the “TCL Loan Amount”) under the Facility Agreement. Under the terms of the Loan Documents, ACI has pledged and granted a security interest in 14,000,000 Ordinary Shares of the Issuer (the “TCL Pledged Shares”), in favor of TCL as security for the TCL Loan Amount and its obligations under the TCL Loan Documents. The loan will mature 24 months following the date of the TCI Facility Agreement, but upon the exercise of certain events that are customary for this type of loan, TCL may exercise its right to require ACI to repay all or part of the TCL Loan Amount, post additional collateral or foreclose on, and dispose of, the TCL Pledged Shares in accordance with the TCL Loan Documents.

Secured Financing Agreements

On September 23, 2015, Abengoa entered into a €165 million financing agreement (the “September Financing Agreement”) with Banco de Sabadell, S.A., Banco Popular Español, S.A., Banco Santander, S.A., Bankia, S.A. and CaixaBank, S.A., as original lenders (collectively, the “September Lenders”). As of the date hereof, Abengoa has borrowed €125,000,000 (the “September Loan Amount”) under the September Financing Agreement. Borrowings under the September Financing Agreement mature on September 23, 2016. The September Loan Amount is guaranteed by ACI.

On December 24, 2015, ACI entered into a €106 million secured loan facility agreement (the “December Facility Agreement”) with Banco de Sabadell, S.A., Banco Popular Español, S.A., Banco Santander, S.A., Bankia, S.A. and CaixaBank, S.A., Crédit Agricole Corporate and Investment Bank, Sucursal en España, HSBC Bank plc Sucursal en España and Instituto de Crédito Oficial, as original lenders (collectively, the “December Lenders”). ACI is entitled to borrow up to €106,000,000 (the “December Loan Amount”) under the December Facility Agreement. Borrowings under the December Facility Agreement mature on September 23, 2016 pursuant to an amendment to the December Facility Agreement entered into on March 21, 2016.

On December 24, 2015, ACI entered into security documents relating to the September Financing Agreement and the December Facility Agreement (the “2015 Security Agreements”). As security for its the obligations under the 2015 Security Agreements, ACI pledged and granted a security interest in (i) 8,196,245 Ordinary Shares of the Issuer in favor of the September Lenders as security for the September Loan Amount and (ii) 17,334,598 Ordinary Shares of the Issuer in favor of the December Lenders as security for the December Loan Amount. Following execution of the March Security Agreement described below, (i) the September Lenders will release the pledge over the 8,196,245 Ordinary Shares and will take a second ranking pledge over the 25,530,843 Ordinary Shares pledged to the December Lenders and March Lenders (as defined below) and (ii) the December Lenders will release 6,130,879 Ordinary Shares that are currently pledged as security for the December Loan Amount and, as a result, 11,203,719 Ordinary Shares will be pledged in favor of the December Lenders as security for the December Loan Amount (the “December Financing Pledged Shares”).

On March 21, 2016, ACI entered into a €137 million secured loan facility agreement (the “March Facility Agreement”) with 683 Capital Partners, LP, Arvo Investment Holdings S.à r.l., CCP Credit Acquisition Holdings Luxco S.à r.l., Company No. 2 Pty Ltd, Lajedosa Investments S.à r.l., Potter Netherlands Coöperatief U.A., SPV Capital Funding Luxembourg S.à r.l., certain funds managed by Attestor Capital LLP and certain funds managed by OHA (UK) LLP and/or Oak Hill Advisors, L.P. as original lenders (collectively, the “March Lenders”). ACI is entitled to borrow up to €137,094,751 (the “March Loan Amount”) under the March Facility Agreement. Borrowings under the March Facility Agreement mature on September 23, 2016 or twelve months after the utilization date, provided that the maturity date of the September Financing Agreement and the December Facility Agreement are extended to the later date.

ACI will enter into a security agreement relating to the March Facility Agreement (the “March Security Agreement”). As security for its obligations under the March Security Agreements, ACI will pledge and grant a first ranking security interest in 14,327,124 Ordinary Shares in favor of the March Lenders as security for the March Loan Amount (the “March Financing Pledged Shares”). The March Financing Pledged Shares will consist of the 8,196,245 Ordinary Shares released by the September Lenders and the 6,130,879 Ordinary Shares released by the December Lenders.

Upon the exercise of certain events that are customary for these types of loans, the applicable lenders under the September Financing Agreement, the December Facility Agreement and the March Facility Agreement may exercise their right to require the obligors to repay all or part of the September Loan Amount, the December Loan Amount or the March Loan Amount, as applicable and according the ranking of the respective pledges, post additional collateral or foreclose on, and dispose of, the September Financing Pledged Shares or the December Financing Pledged Shares, as applicable, in accordance with the Security Agreements.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2016

ABENGOA, S.A.

By:	/s/ Joaquin Fernandez de Piérola
	Name:	Joaquin Fernandez de Piérola
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Joaquin Fernandez de Piérola
	Name:	Joaquin Fernandez de Piérola
	Title:	Chairman

ABENGOA SOLAR, S.A.

By:	/s/ Joaquin Fernandez de Piérola
	Name:	Joaquin Fernandez de Piérola
	Title:	Director

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Joaquin Fernandez de Piérola
	Name:	Joaquin Fernandez de Piérola
	Title:	Chairman